IM Cannabis Announces Q2 2021 Financial Results and Signing of Definitive Agreement to Acquire Vironna Pharm, Accelerating its Vertical Integration Strategy in Israel

Q2 2021 revenues of $11.1  million, a 2 7 % increase from Q1 2021

Acquisition of Vironna pharmacy positions IMC in rapidly growing Arab consumer segment in Israel

Following strong start to Q3 across each of its geographic segments, IMC expects significant revenue growth this quarter

Toronto, Canada, Glil Yam, Israel, August 16 , 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, is pleased to report its unaudited financial results for the three- and six-month periods ended June 30, 2021. IMC is also pleased to announce the purchase of 5 1 % of the outstanding ordinary shares of Revoly Trading and Marketing Ltd., dba Vironna Pharm ("Vironna") by IMC Holdings Ltd. ("IMC Holdings"), a wholly-owned Israeli subsidiary of the Company (the "Vironna Transaction").

All figures are expressed in Canadian dollars unless otherwise indicated.

Q2 2021 Select Financial Summary

  Revenues for the second quarter of 2021 were $11.1 million, a sequential increase of approximately 27% from Q1 2021.
  Gross Margin for the second quarter of 2021 was 5% impacted primarily by the previously disclosed delays in contracted shipments to Germany from its primary supply partner as well as temporary production constraints in Canada.  These issues were resolved during the quarter.  Consolidated margins will benefit going forward with the full integration of Trichome and MYM.
  Adjusted EBITDA1 loss for second quarter 2021 was $5.8 million.  Non-operational acquisition costs of $939 are included in second quarter Adjusted EBITDA.

IMC Signs Definitive Agreement to Acquire Vironna Pharm, Marking 3rd Acquisition in Israeli Vertical Integration Strategy

Strategically located in Tira, a central Israeli city, Vironna ranks among the top 10 single cannabis dispensing points throughout Israel and is the largest pharmacy serving the rapidly growing Arab consumer segment of the medical cannabis market. Assets include a well-established brick and mortar storefront as well as a home-delivery operation to dispense cannabis directly to patients' homes, all operated by an experienced management team. Total annual revenue run rate is in excess of $7 million with positive EBITDA.2

1 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

2 Annual revenue run rate is calculated based on annualizing the available results for the year-to-date period in 2021

IMC Holdings has signed a definitive agreement to acquire 51 % of the outstanding ordinary shares of Vironna for a total consideration of approximately $3.3 million, of which $1.4 million is in common shares of IMC to be issued at Closing of the Vironna Transaction. The closing is conditional upon receipt of all requisite approvals, including from the Israeli Medical Cannabis Unit ("Closing"). To satisfy the share consideration component of the Vironna Transaction, the Company will issue a number of IMC shares calculated based on the average closing price of the Company's common shares on the Nasdaq Capital Market over the 14 trading days period immediately preceding the Closing.

"In preparation for expected government reform in both medical and recreational cannabis in Israel, the acquisition of Vironna strategically compliments our previous announced transactions with Panaxia and Pharm Yarok by strengthening our direct links to patients and client data as well as consumer preferences" said Oren Shuster, CEO of IMC. "By building a powerful retail chain we increase our purchasing power, create potential synergies with our established call center and on-line operations and gain additional margin on direct sales and up-sale across a growing range of products. We welcome the new management team, experts in retail and branding, who will boost our leadership position and help drive global revenue and margin growth for our multi-country operating platform."

Q3 2021 Outlook

Following a strong start to Q3 across each of its geographic segments, IMC expects significant revenue growth in the third quarter of 2021 based on both organic and acquisition-related drivers.  Specifically:

  Increased medical cannabis sales by Focus Medical in Israel through the fulfilment of existing supply agreements to Israeli pharmacies.  IMC expects further growth in medical sales in Israel in the fourth quarter and beyond as Focus Medical receives import permits, allowing for the sale of IMC's premium, high THC, Canadian indoor-grown medical cannabis.
  The consolidation of nearly a full quarter of revenue from IMC's acquisition of MYM Nutraceuticals Inc. ("MYM"), which closed on July 9, 2021 (the "MYM Transaction"). In the second quarter, MYM's Highland Grow brand was the third best seller in Nova Scotia, behind Tweed and Organigram, with 10% overall market share.
  The inclusion of a full quarter of revenue from the recently completed acquisition of Panaxia-to-the-Home's distribution and in-house pharmacy activities, compared to 31 days in the second quarter.
  The consolidation of revenue from the acquisition of R.A. Yarok Pharm Ltd. ("Pharm Yarok"), Rosen High Way Ltd. ("Rosen High Way") and High Way Shinua.Ltd. ("HW Shinua") from July 27, 2021 onwards (the "Pharm Yarok Transaction"). Pharm Yarok is a leading medical cannabis pharmacy located in central Israel. Rosen High Way operates a trade and distribution center providing medical cannabis storage, distribution services and logistics solutions for cannabis companies and pharmacies in Israel. HW Shinua is a company that applied for a transportation license from the Israeli Medical Cannabis Unit ("IMCU"), to transport large quantities of medical cannabis to and from Pharm Yarok's pharmacy and Rosen High Way's distribution center to and from licensed third parties in the cannabis sector.
  Revenue associated with the acquisition of Vironna Pharm from August 16, 2021 onwards.

  Continued growth at Trichome JWC Acquisition Corp. ("Trichome"), as its recently launched WAGNERS recreational adult-use brand continues to gain market traction.  WAGNERS new Cherry Jam 3.5 gram dried flower SKU reached top 10 monthly volumes in Ontario among peers in the $7.50 to $10.00 per gram segment.  WAGNERS hash SKUs now command over 10% market share in the Ontario market, ranking third in the province.  And, according to Cannabis New Brunswick, all of WAGNERS' SKUs have reached 8.7% market share in July, up from 3% in April when the brand was launched.
  Resumed growth in Germany, with shipments renewed at the start of the third quarter as well as additional agreements signed to date that IMC expects will ensure continuous flow of EU-GMP medical cannabis supply.

Q2 Business Highlights

Highlights during the three months ended June 30, 2021:

  On April 1, 2021, through its wholly owned subsidiary, Trichome, the Company was repaid on its loan to Heritage Cannabis Holdings Corp. The total payout was for proceeds of $4.727 million.
  On April 23, 2021, through its wholly owned subsidiary, Trichome, the Company was repaid on its loan to Good Buds Company International Inc. The total payout was for proceeds of $3.128 million.
  On April 30, 2021, the Company announced that it had signed a definitive agreement with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively, "Panaxia").  IMC Holdings will acquire Panaxia's trading center license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of $7.2 million, comprised of $2.9 million in cash and $4.3 million in Common Shares (the "Panaxia Transaction"). The Panaxia Transaction will close in up to three stages. IMC completed the first closing of the Panaxia Transaction on June 1, 2021, whereby it acquired all of Panaxia's online-related activities and intellectual property.  At the second closing, which is subject to the approval of the Israeli Ministry of Health, IMC will acquire Panaxia's IMC-GDP license for distribution of medical cannabis.  IMC has an option for third closing to acquire Panaxia's pharmacy, including licenses to dispense and sell to cannabis patients, which will become effective as of Feb. 15, 2022.
  On May 10, 2021, the Company completed an overnight marketed offering of 6,086,956 Common Shares (the "Offered Shares") at a price of US$5.75 per Offered Share for aggregate gross proceeds of approximately US$35 million. The Company also issued 3,043,478 Warrants to purchasers of Offered Shares, for no additional consideration, that entitle the holders to purchase Common Shares of the Company at an exercise price of US$7.20 for a term of 5 years from the date of closing.

Subsequent to June 30, 2021:

  On July 9, 2021, the Company announced the closing of the MYM Transaction.
  On July 27, 2021, IMC Holdings concurrently executed definitive share purchase agreements in connection with the Pharm Yarok Transaction.
  On July 30, 2021, the Company issued the first instalment of 142,007 Common Shares to Panaxia in connection with the first closing of the Panaxia Transaction (the "Panaxia Consideration Shares") at a price of US$5.009 per Panaxia Consideration Share, representing an aggregate value equal to approximately US$0.7 million.  Up to four additional instalments of Panaxia Consideration Shares will be issued to fulfill the share consideration component of the Panaxia Transaction.

  On August 3, 2021, IMC and cbdMD, Inc. executed a binding letter of intent (the "cbdMD LOI") that will grant IMC an exclusive right to import, sell, distribute and market cbdMD products in Israel using the cbdMD brand name and trademark, subject to the legalization of hemp-derived CBD for non-medical purposes in Israel.
  On August 16 , 2021, IMC announced the signing of a definitive agreement in connection with the Vironna Transaction, which further expands IMC's retail presence achieved through the Panaxia Transaction and the Pharm Yarok Transaction, each completed earlier this year.

Overview of results for the three months ended June 30, 2021:

Revenues for the quarters ended June 30, 2021 and 2020 were $11.1 million and $3.8 million, respectively, representing an approximate increase of $7.3 million or 192% and a sequential increase of approximately 27% from Q1 2021. Total medical cannabis product sold for the quarter ended June 30, 2021 was 1,842kg at an average selling price of $3.92 per gram compared to 525kg of medical cannabis product sold at an average selling price of $4.77 per gram for the quarter ended June 30, 2020. The increase in revenues for the three months ended June 30, 2021 is attributable to deliveries made under the Focus' sales agreements to pharmacies, as well as to revenues generated from Adjupharm GmbH ("Adjupharm"), full quarter consolidation of Trichome activities and one month consolidation of Panaxia assets acquired at the first closing of the Panaxia Transaction.

Cost of revenues for the three months ended June 30, 2021 and 2020 were $10.5 million and $1.7 million respectively, representing an increase of $8.8 million or 517%. Cost of revenues is comprised of cultivation costs, purchase of materials and finished goods, utilities, salary expenses and import costs.

The Company's gross margin3 for the three months ended June 30, 2021 was 5% compared to 54% in the same period last year. Gross profit was impacted in the quarter primarily by the previously disclosed delays in contracted shipments to Germany from its primary supply partner as well as temporary production constraints in Canada.  These issues were resolved during the quarter. Consolidated margins will benefit going forward with the full integration of Trichome and MYM.

General and administrative expenses for the three months ended June 30, 2021 and 2020 were $7.5 million and $3.1 million, respectively, an increase of $4.4 million or 141%. The increase is mainly attributable to the growing corporate activities in Israel, Germany, and Canada, professional services derived from legal fees and other consulting services, among other, in relation to the NASDAQ listing and M&A processes, employee salaries and insurance costs.

Selling and marketing expenses for the three months ended June 30, 2021 and 2020 were $1.3 million and $0.7 million, respectively, representing an increase of $0.6 million or 83%. The increase is primarily due to the Company's additional marketing efforts in Israel, its brand launch in Germany, as well as increased distribution expenses relating to the increase in sales.

3 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

Adjusted EBITDA4 losses for the three months ended June 30, 2021 and 2020 were $5.8 million and $1.0 million, respectively, after the adjustment of IFRS biological assets fair value adjustments, share-based payments and costs related to the NASDAQ listing.  Additionally, the Company started deliveries in Israel under its sales agreements to pharmacies and distribution partners along with increased activity in the German operation and full quarter consolidation of Trichome and one month of Panaxia.

Net loss for the three months ended June 30, 2021 and 2020 was $5.1 million and $9.7 million, respectively, primarily due to factors impacting operations, and $13.1 million from revaluation of warrants through profit or loss.

Basic loss per Common Share for the three months ended June 30, 2021 and 2020 were $(0.10) and $(0.52) respectively.

Diluted loss per Common Share for the three months ended June 30, 2021 and 2020 were $(0.23) and $(0.52) respectively.

As of June 30, 2021, the Company had a cash balance of $34.050 million and $1.4 million in debt, compared with $8.9 million in cash and no debt as of December 31, 2020. During the quarter the Company closed a marketed offering generating aggregate gross proceeds of approximately US$35 million.

The complete unaudited consolidated financial statements of the Company and related management's discussion and analysis for the three- and six-months periods ended June 30, 2021 and 2020, will be available under the Company's SEDAR profile at www.sedar.com and on the Company's EDGAR profile at www.sec.gov. The Company intends to start hosting earnings calls in line with its financial results from Q3 2021 onward.

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany, and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to the retail sector with acquisitions of medical cannabis retail pharmacies and online platforms, distribution centers and logistics hubs enabling safe delivery of medical cannabis and control over the entire value chain, from seed to patients.

In Europe, IMC operates through Adjupharm GmbH, a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with European and Canadian EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome JWC Acquisition Corp. d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM Nutraceuticals Inc. and its licensed producer subsidiary, Highland Grow Inc.

4 For an explanation of this metric, please refer to the section of this press release titled "Non-IFRS Financial Metrics"

About Focus Medical Herbs Ltd.

Focus Medical Herbs Ltd. ("Focus Medical") is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical is an "investee" of the Company under IFRS (as defined below) due to the Company's "de facto control" over Focus Medical despite not having any direct or indirect ownership of it. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the growth of the Arab consumer segment of the Israeli medical cannabis market, the total annual revenue run rate of Vironna, the receipt of import permits from the Israeli Ministry of Health to allow for the sale of the Company's Canadian indoor-grown medical cannabis, the anticipated consolidated financial results associated with the completion of each of (i) the MYM Transaction; (ii) the first closing of the Panaxia Transaction; (iii) the Pharm Yarok Transaction; and (iv) the Vironna Transaction, the receipt of all requisite approvals of the Israeli Ministry of Health to complete the acquisition of licenses in connection with the Panaxia Transaction, the Pharm Yarok Transaction and the Vironna Transaction, continued growth of Trichome's WAGNERS brand, successful resumption of growth in Germany, including the fulfilment of renewed shipments and additional supply agreements, subsequent closings of the Panaxia Transaction, , the entering into of a definitive agreement based on the cbdMD LOI (including the receipt of all requisite approvals and the satisfaction of minimum quantity targets), the Company's retail presence in Israel, , the Company's goals following subsequent closings of the Panaxia Transaction, the completion of the Pharm Yarok Transaction and the completion of the Vironna Transaction, and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure to negotiate and execute a definitive agreement with cbdMD satisfactory to the respective parties, the failure to obtain all necessary approvals related to the Binding LOI, the ability of the Company to complete the Transaction in a timely manner or at all; the receipt of requisite approvals to complete the Transaction; the ability of the Company to integrate the Trichome, MYM, Panaxia, Pharm Yarok, Rosen High Way and Vironna businesses into its existing operations and to realize the expected benefits and synergies of each acquisition; HW Shinua successfully obtaining a medical cannabis transportation license from the IMCU; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; any change in accounting practices or treatment affecting the consolidation of financial results; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of certain legal proceedings initiated by Israeli municipal authorities against Focus Medical, Oren Shuster, and certain other shareholders and stakeholders of Focus Medical (the "Construction Proceedings"); any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

Financial Outlook

The Company and its management believe that the estimated revenues contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of the Company's and Focus Medical's existing sales and supply agreements, the consolidation of revenue from the acquisition of MYM, the inclusion of a full quarter of revenue from the recently completed acquisition of Panaxia, the inclusion of Pharm Yarok, Rosen High Way, and HW Shinua operations in the Company's financial results following the closing of the respective acquisitions, government authorization for the import of medical cannabis, the revenue associated with the acquisition of Vironna, increased sales and market growth in Canada through product launches by Trichome under the WAGNERS brand and by MYM's current Canadian product portfolio, increased sales from the resumption of product shipments to Germany and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

Non-IFRS Measures

This press release includes reference to "EBITDA", "Adjusted EBITDA" and "Gross Margin", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines EBITDA as earnings before interest, tax, depreciation and amortization. EBITDA has no direct, comparable IFRS financial measure. The Company defines adjusted EBITDA as EBITDA adjusted by removing other non-recurring or noncash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.

+972-77-3603504

info@imcannabis.com

Caitlin Kasunich

Media Relations - U.S.

+1 212-896-1241

ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada

+1 416-602-4092

gwilder@cohnwolfe.ca

Elizabeth Barker
Investor Relations
+1 212-896-1203
ebarker@kcsa.com